2003

ANNUAL REPORT



BENCHMARK BANKSHARES, INC.

Consolidated Report With Its Subsidiary

04021396

P.E. 12-31-03

BENCHMARK

COMMUNITY BANK

www.BCBonline.com

Proudly Serving Southside Virginia Since 1971!

MEMBER

FEDERAL RESERVE SYSTEM
VIRGINIA BANKERS ASSOCIATION
FEDERAL DEPOSIT INSURANCE CORPORATION
VIRGINIA ASSOCIATION OF COMMUNITY BANKS
INDEPENDENT COMMUNITY BANKERS OF AMERICA

BENCHMARK BANKSHARES, INC.
2003 Annual Report

BENCHMARK
COMMUNITY BANK

Mission Statement

The primary mission of Benchmark Community Bank is to be a premier community banking organization that strives to inspire customer loyalty through high quality service and attention to the needs of the communities it serves, resulting in consistent enhancement of shareholder value.

Message from the President



Benchmark Bankshares, Inc. and its subsidiary, Benchmark Community Bank, enjoyed another successful year during 2003. Earnings of $3,595,527 surpassed last year's earnings by 5.81%, establishing a new all-time high for the second straight year.

The interest rate environment of 2003 was certainly less volatile than in recent years, as interest rates continued to remain at record low levels. These low rates, while helpful in decreasing the bank's cost of deposits, have also reduced interest received from loans. The net effect has been a reduction in net interest income, which has continued to place increased pressure on the bank's profitability. With that said, we are grateful to again be able to report another year of increased earnings as well as growth in both loans and deposits.

Loan demand during the year continued to remain strong, as gross loans increased by $16,448,081 during 2003. On the other side of the balance sheet, a $16,656,055 increase in total deposits was practically identical to the amount of loan growth for the year. During the last three years, total deposits have increased by $72,003,678, or 39.74%, and gross loans have increased by $49,986,477, or 30.35%. Even though these rates of growth are admirable, we still look forward to future growth opportunities as we expand into new market areas and continue working to make Benchmark Community Bank the bank of choice in all of our existing markets.

The year of 2003 brought about several changes that will support the long-term growth initiatives of the bank. In addition to our making plans to remodel the Victoria and Kenbridge offices in the upcoming months, construction is well underway on the bank's newest facility in Blackstone. Once completed, this office will offer a drive-up ATM and three drive-up teller lanes to complement the full line of deposit services and loan products already being offered in our temporary facility. The bank is extremely pleased with the accomplishments thus far of our Blackstone staff and we are encouraged by the tremendous welcome we have received from the Blackstone community. In addition to branch expansion, the bank purchased a building directly behind its Kenbridge office, with plans to renovate this facility into a new operations center by the end of 2004.

The year also brought about an increased focus on building customer relationships, as a bank-wide program was established to further improve the bank's efforts towards making Benchmark the area's preferred financial institution. We will continue this training program throughout 2004 and we anticipate that these efforts will significantly enhance the Benchmark banking experience for our customers.

In closing, I would like to thank our now more than 100 employees, as well as our loyal and dedicated Board of Directors, for their hard work and contributions made during 2003. Without their efforts, the bank's success would not be possible. In addition, I express my appreciation to the bank's customers and shareholders for their continued support and patronage of Benchmark Community Bank.

Respectfully,

Ben L. Watson, III
President

Financial Highlights

For the Year:	2003	2002	Change
Net Income	$ 3,595,527	$ 3,398,040	5.81%
Total Operating Income	$ 18,260,518	$ 18,441,880	-0.98%
Total Operating Expense	$ 12,992,043	$ 13,703,961	-5.19%
Return on Average Assets	1.30%	1.39%	-6.47%
Return on Average Equity	13.02%	13.57%	-4.05%
Average Shares Outstanding	2,962,994	2,968,723	-0.19%

At Year End:	2003	2002	Change
Total Assets	$ 283,886,361	$265,058,144	7.10%
Total Deposits	$ 253,200,495	$236,544,440	7.04%
Total Loans	$ 214,703,746	$198,255,665	8.30%
Shareholders' Equity	$ 28,612,900	$ 26,545,907	7.79%
Equity to Assets Ratio	10.08%	10.02%	0.60%

Per Share:	2003	2002	Change
Book Value	$9.63	$8.95	7.60%
Net Income	$1.21	$1.15	5.22%
Cash Dividends	$0.42	$0.38	10.53%

Common Stock Information

The common stock of Benchmark Bankshares, Inc. trades on the NASDAQ market as an Over-the-Counter Bulletin Board stock under the symbol BMRB.OB. Any stockbroker can assist with purchases of the company's stock, as well as with sales of holdings. In addition, through a previously established stock repurchase plan, the company is prepared to buy back shares of its stock, if offered for sale. To inquire about this program, please contact the bank directly by calling the bank's Administrative Offices at (434) 676-9054.

	2003			2002		
	High	Low	Dividends Paid	High	Low	Dividends Paid
1st Quarter	$13.75	$11.75	------	$10.60	$9.85	------
2nd Quarter	$15.00	$12.00	$0.21	$15.00	$10.10	$0.18
3rd Quarter	$15.00	$14.25	------	$15.00	$11.50	------
4th Quarter	$15.00	$14.25	$0.21	$13.00	$11.50	$0.20

DIRECTORS

R. Michael Berryman
Pharmacist
Principal, Pharmacy Associates, Inc.
(Term Expires 2006)

David K. Biggs
Principal
Biggs Construction Co., Inc.
(Term Expires 2005)

Mark F. Bragg
Principal
Atlantic Medical, Inc.
(Term Expires 2004)

Lewis W. Bridgforth
Physician
(Term Expires 2004)

William J. Callis
Principal
Kenbridge Construction Co., Inc.
(Term Expires 2006)

Earl H. Carter, Jr.
Principal
Taylor-Forbes Equipment Co., Inc.
(Term Expires 2006)

Earl C. Currin, Jr.
Provost, John H. Daniel Campus
Southside Virginia Community College
(Term Expires 2005)

Mary Jane Elkins
Dean of Institutional Advancement
Southside Virginia Community College
(Term Expires 2004)

C. Edward Hall
Pharmacist
Partner, Victoria Drug Company
(Term Expires 2006)

J. Ryland Hamlett
Retired Businessman
(Term Expires 2004)

Wayne J. Parrish
Principal
Parrish Trucking Co., Inc.
(Term Expires 2005)

Ben L. Watson, III
Banker
Benchmark Community Bank
(Term Expires 2005)

DIRECTORS EMERITUS

William L. Chaney, Sr.
Larry L. Overton
H. Clarence Love
Luther H. Wingfield

CORPORATE OFFICERS

R. Michael Berryman
Chairman of the Board

William J. Callis
Vice Chairman

Ben L. Watson, III
President

Michael O. Walker
Recording Secretary

Wayne J. Parrish
Secretary

Janice W. Pernell
Cashier and Treasurer

LEGAL COUNSEL: Hawthorne & Hawthorne, PC, *Attorneys at Law*
AUDITOR: Creedle, Jones, and Alga, P.C., *Certified Public Accountants*

BANK OFFICERS

Ben L. Watson, III
President and Chief Executive Officer

Michael O. Walker
Executive Vice President

Janice W. Pernell
Senior Vice President, Cashier and Compliance Officer

Jay A. Stafford
Vice President Branch Administrator

E. Neil Burke
Vice President Financial Officer

Susan J. Parrish
Vice President Operations

George M. Whittaker
Vice President Electronic Data Processing

Jennifer M. Clark
Vice President Human Resources Officer

W. Kenneth Reeves
Vice President Senior Loan Officer

Larry J. Hodnett
Vice President Investments Consultant

Rebecca F. Bagley
Assistant Vice President Marketing Officer

Michael W. Neal
Assistant Vice President Compliance and Security Officer

Kurt G. Crane
Internal Auditor

Brian E. Arthur
Data Processing Officer

Kenbridge Office

Debra O. Brandon *Asst. VP/Branch Manager*
James T. Buchanan *Loan Officer*
Tiffany L. Wilkins *Loan Officer*

Victoria Office

Sharon W. Driggs *Asst. VP/Branch Manager*
Courtney M. Brame *Loan Officer*

Farmville Offices

Harold M. Harris, Jr. *VP/Area Manager*
LeAnne R. Emert *VP/Branch Manager*
Joyce M. Yeatts *Asst. VP/Commercial Loan Officer*
Teresa S. Stewart *Asst. VP/Loan Officer*

Clarksville Office

E. Allen Murray *VP/Branch Manager*
L. Michael Rowe *VP/Loan Officer*
G. Timothy Hoag *VP/Business Banker*
Jane W. Lloyd *Loan Officer*

Crewe Office

Elizabeth S. Robertson *Asst. VP/Branch Manager*

Lawrenceville Office

Scott D. Neher *Branch Manager/Loan Officer*

Chase City Office

Rhonda M. Wilson *Asst. VP/Branch Manager*

South Hill Office

Steven H. Creedle *Asst. VP/Branch Manager*

Blackstone Office

C. Scott Lewis *Branch Manager/Loan Officer*
H. Nicole Norton *Loan Officer*
Amanda Scott-Chavous *Loan Officer*

Benchmark Bankshares, Inc.
Consolidated Statements of Financial Condition
December 31, 2003 and 2002

	2003	2002
Assets		
Cash and due from banks	$ 12,897,917	$ 13,340,576
Interest-bearing deposits in other banks	100,000	-
Federal funds sold	15,466,000	17,255,000
Investment securities	31,657,062	27,478,446
Loans	214,703,746	198,255,665
Less: Allowance for Loan Losses	(1,984,101)	(1,982,559)
Net Loans	212,719,645	196,273,106
Premises and equipment - net	4,531,321	4,285,102
Accrued interest receivable	1,267,134	1,292,070
Deferred income taxes	302,829	195,611
Other real estate	106,904	502,734
Cash value life insurance	3,806,253	3,632,755
Refundable taxes	122,345	-
Other assets	908,951	802,744
Total Assets	$ 283,886,361	$ 265,058,144

Benchmark Community Bank
5-Year Loan Growth


$152,262,727
$164,717,269
$177,852,949
$198,255,665
$214,703,746
1999
2000
2001
2002
2003

Liabilities and Stockholders' Equity

	2003	2002
Deposits		
Demand (noninterest-bearing)	$ 30,401,821	$ 26,372,882
NOW accounts	29,254,509	23,258,069
Money market accounts	25,265,191	17,394,138
Savings	15,550,755	13,347,995
Time, $100,000 and over	33,331,859	37,329,668
Other time	119,396,360	118,841,688
Total Deposits	253,200,495	236,544,440
Accrued interest payable	667,523	803,167
Accrued income tax payable	-	32,516
Dividends payable	623,317	593,088
Other liabilities	782,126	539,026
Total Liabilities	255,273,461	238,512,237
Stockholders' Equity		
Common stock, par value $.21 per share, authorized 4,000,000 shares; issued and outstanding 12-31-03 2,970,373.959, issued and outstanding 12-31-02 2,967,443.301 shares	623,779	623,164
Additional paid-in capital	3,881,671	4,005,238
Retained earnings	23,565,634	21,215,858
Unrealized security gains net of tax effect	541,816	701,647
Total Stockholders' Equity	28,612,900	26,545,907
Total Liabilities and Stockholders' Equity	$ 283,886,361	$ 265,058,144

5-Year Deposit Growth and Loans-to-Deposits History



95.00%
90.00%
85.00%
80.00%
75.00%
70.00%
$300,000,000
$250,000,000
$200,000,000
$150,000,000
$100,000,000
$50,000,000
$-
92.43%
90.91%
82.20%
83.81%
84.80%
$164,740,540
$181,196,817
$216,361,111
$236,544,440
$253,200,495
1999
2000
2001
2002
2003
Total Deposits
Loans-to-Deposits

Benchmark Bankshares, Inc.

Consolidated Statements of Income
Years Ended December 31, 2003, 2002, and 2001

	2003	2002	2001
Interest Income			
Interest and fees on loans	$ 15,407,584	$ 15,383,312	$ 15,610,703
Interest on investment securities			
U. S. Government agencies and mortgage backed securities	576,279	806,026	720,685
State and political subdivisions	638,170	745,723	578,611
Other securities	-	-	9,674
Interest on Federal funds sold	185,800	111,490	481,393
Total Interest Income	16,807,833	17,046,551	17,401,066
Interest Expense			
Interest-bearing checking deposits	290,342	429,474	625,880
Savings deposits	99,413	183,290	250,242
Time deposits	5,878,095	6,577,285	7,878,935
Federal funds purchased	-	10,351	-
Total Interest Expense	6,267,850	7,200,400	8,755,057
Net Interest Income	10,539,983	9,846,151	8,646,009
Provision for Loan Losses	291,612	418,582	197,886
Net Interest Income After Provision for Loan Losses	10,248,371	9,427,569	8,448,123
Other Income			
Service charges on deposit accounts	637,466	641,399	555,495
Other operating income	722,072	646,362	481,636
Net investment securities gains	19,488	8,879	2,434
Gain on sale of other assets	13,047	58,272	3,823
Dividends	60,612	40,417	-
Total Other Income	1,452,685	1,395,329	1,043,388
Other Expenses			
Salaries	3,463,371	3,085,290	2,837,297
Employee benefits	878,027	865,803	651,720
Occupancy expense	344,010	337,523	327,230
Other operating expenses	2,038,785	1,796,363	1,783,590
Total Other Expenses	6,724,193	6,084,979	5,599,837
Income Before Income Taxes	4,976,863	4,737,919	3,891,674
Provision for Income Taxes	1,381,336	1,339,879	1,155,906
Net Income	$ 3,595,527	$ 3,398,040	$ 2,735,768
Earnings Per Common Share - Basic	$ 1.21	$ 1.15	$ 0.92
Earnings Per Common Share - Diluted[1]	$ 1.19	$ 1.13	$ 0.91
Average Shares Outstanding	2,962,993.670	2,968,723.180	2,982,679.694
Average Shares Assuming Dilution[1]	3,013,735.670	3,011,495.000	2,997,357.000

[1] Diluted shares are calculated using the Treasury Stock Method which is further explained in Note 1(l) on page 14.

Benchmark Bankshares, Inc.

Consolidated Statements of Changes in Stockholders' Equity
Years Ended December 31, 2003 and 2002

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Unrealized Securities Gain (Loss)(1)	Total
Balance January 1, 2002	2,970,003.060	$ 623,701	$4,056,859	$ 18,945,412	$ (148,811)	$ 23,477,161
Net Income						
Parent				(25,897)		(25,897)
Equity in income of subsidiary				3,423,937		3,423,937
Sale of Stock	11,450.000	2,405	87,045			89,450
Redemption of Stock	(9.759)	(2)	(106)			(108)
Stock repurchase	(14,000.000)	(2,940)	(138,560)			(141,500)
Semi-Annual Cash Dividend Declared						
June 20, 2002, $.18 per share				(532,988)		(532,988)
December 19, 2002, $.20 per share				(593,088)		(593,088)
Adjustments				(1,518)		(1,518)
Other Comprehensive Income (Net of Tax)						
Unrealized Security Gains (Losses)	-	-	-	-	850,458	850,458
Balance December 31, 2002	2,967,443.301	623,164	4,005,238	21,215,858	701,647	26,545,907
Net Income						
Parent				1,972,661		1,972,661
Equity in income of subsidiary				1,622,866		1,622,866
Sale of Stock	28,240.000	5,930	206,696			212,626
Redemption of Stock	(2.342)	-	(32)			(32)
Stock repurchase	(25,307.000)	(5,315)	(344,451)			(349,766)
Stock option compensation			14,220			14,220
Semi-Annual Cash Dividend Declared						
June 19, 2003, $.21 per share				(622,436)		(622,436)
December 18, 2003, $.21 per share				(623,317)		(623,317)
Adjustments				2		2
Other Comprehensive Income (Net of Tax)						
Unrealized Security Gains (Losses)	-	-	-	-	(159,831)	(159,831)
Balance December 31, 2003	**2,970,373.959**	**$ 623,779**	**$3,881,671**	**$ 23,565,634**	**$ 541,816**	**$ 28,612,900**

Benchmark Bankshares, Inc.
Consolidated Statements of Cash Flows
Years Ended December 31, 2003, 2002, and 2001

	2003	2002	2001
Cash Flows from Operating Activities			
Interest received	$ 15,894,573	$ 17,473,165	$ 17,553,659
Fees and commissions received	2,582,790	1,395,329	1,028,469
Interest paid	(6,405,960)	(7,399,494)	(8,746,489)
Cash paid to suppliers and employees	(6,074,516)	(6,084,979)	(5,383,602)
Income taxes paid	(1,562,227)	(1,378,385)	(1,178,176)
Net Cash Provided by Operating Activities	4,434,660	4,005,636	3,273,861
Cash Flows from Investing Activities			
Proceeds from sale of investment securities available-for-sale	827,335	4,542,862	200,719
Proceeds from maturity or calls of investments	13,205,869	6,063,889	13,435,348
Purchase of investment securities	(19,294,971)	(509,913)	(25,667,579)
Loans originated	(114,992,160)	(98,624,431)	(90,687,195)
Principal collected on loans	98,544,079	78,221,715	77,541,503
Purchase premises and equipment	(683,845)	(455,579)	(1,100,702)
Cash value life insurance	(173,498)	(3,632,755)	-
Interest-bearing deposits in other banks	(100,000)	-	-
Net Cash (Used) by Investing Activities	(22,667,191)	(14,394,212)	(26,277,906)
Cash Flows from Financing Activities			
Net increase in demand deposits and savings accounts	20,099,192	10,464,414	10,468,711
Payments for maturing certificates of deposit	(43,184,096)	(57,686,984)	(34,598,237)
Proceeds from sales of certificates of deposit	39,740,959	67,405,899	59,293,820
Dividends paid	(1,215,524)	(1,067,588)	(1,078,044)
Proceeds from sale of common stock	212,626	89,450	22,140
Payments to reacquire stock	(349,798)	(141,608)	(376,934)
Proceeds from sale of other assets	697,513	964,575	359,846
Net Cash Provided by Financing Activities	16,000,872	20,028,158	34,091,302
Net Increase (Decrease) in Cash and Cash Equivalents	(2,231,659)	9,639,582	11,087,257
Cash and Cash Equivalents - Beginning of Year	30,595,576	20,955,994	9,868,737
Cash and Cash Equivalents - End of Year	$ 28,363,917	$ 30,595,576	$ 20,955,994

	2003	2002	2001
Reconciliation of Net Income to Net Cash Provided by Operating Activities			
Net income	$ 3,595,527	$ 3,398,040	$ 2,735,768
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation	420,120	440,854	346,621
Provision for credit losses	291,612	481,711	358,977
(Increase) Decrease in			
Interest receivable	24,936	133,875	152,593
Other real estate	395,830	(249,647)	(347,956)
Other assets	(106,207)	5,773	(14,919)
Deferred taxes	(107,218)	(72,411)	(61,675)
Refundable taxes	(122,345)	-	-
Increase (Decrease) in			
Interest payable	(135,644)	(199,094)	18,102
Taxes payable	(32,516)	(6,889)	27,964
Other liabilities	243,100	140,575	64,643
(Gain) Loss on sale of securities	(19,488)	(8,879)	(2,434)
(Gain) Loss on sale of other assets	(13,047)	(58,272)	(3,823)
Net Cash Provided by Operating Activities	$ 4,434,660	$ 4,005,636	$ 3,273,861

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and Federal funds sold. Generally, Federal funds sold are purchased and sold for one day periods.

During 2003 net gains of $16,037 and during 2002 net gains of $1,727 in securities available-for-sale resulted from sales of mortgage backed securities that had experienced significant paydowns. Capitalized interest amounting to $2,465 resulted from construction of bank facilities.

1 Significant Accounting Policies and Practices

The accounting policies and practices of Benchmark Bankshares, Inc. conform to generally accepted accounting principles and general practice within the banking industry. Certain of the more significant policies and practices follow:

(a) ***Consolidated Financial Statements.*** The consolidated financial statements of Benchmark Bankshares, Inc. and its wholly-owned subsidiary, Benchmark Community Bank, include the accounts of both companies. All material inter-company balances and transactions have been eliminated in consolidation.

(b) ***Use of Estimates in Preparation of Financial Statements.*** The preparation of the accompanying combined financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

(c) ***Cash and Cash Equivalents.*** The term cash as used in the Condensed Consolidated Statement of Cash Flows refers to all cash and cash equivalent investments. For purposes of the statement, Federal funds sold, which have a one day maturity, are classified as cash equivalents.

(d) ***Investment Securities.*** Pursuant to guidelines established in FAS 115, A*ccounting for Certain Investments in Debt and Equity Securities*, the Company has elected to classify a majority of its current portfolio as securities available-for-sale. This category refers to investments that are not actively traded but are not anticipated by management to be held-to-maturity. Typically, these types of investments will be utilized by management to meet short-term asset/liability management needs.

For purposes of financial statement reporting, securities classified as available-for-sale are to be reported at fair market value as of the date of the statements; however, unrealized holding gains or losses are to be excluded from earnings and reported as a net amount in a separate component of stockholders' equity until realized. The impact of this unrealized gain on securities positively impacted stockholders' equity in the amount of $541,816 as of December 31, 2003.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using methods that approximate the interest method.

(e) ***Loans.*** Interest on loans is computed by methods which generally result in level rates of return on principal amounts outstanding (simple interest).

Loan origination and commitment fees, as well as certain direct obligation cost, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status. As of December 31, 2003, the Company had net deferred income of $168,753.

(f) ***Allowance for Loan Losses.*** The allowance for loan losses is increased by provisions charged to expense and decreased by loan losses net of recoveries. The provision for loan losses is based on the Bank's loan loss experience and management's detailed review of the loan portfolio which considers economic conditions, prior loan loss experience, and other factors affecting the collectibility of loans. With the exception of loans secured by 1-4 family residential property, accrual of interest is discontinued on loans past due 90 days or more when collateral is inadequate to cover principal and interest or immediately if management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection is doubtful.

(g) ***Premises and Equipment.*** Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed generally by the straight-line method over the estimated useful lives of the assets. Additions to premises and equipment and major betterments and replacements are added to the accounts at cost. Maintenance, repairs, and minor replacements are expensed as incurred. Gains and losses on dispositions are reflected in current earnings.

(h) ***Other Real Estate.*** As a normal course of business, the Bank periodically has to foreclose on property used as collateral on nonperforming loans. The assets are recorded at cost plus capital improvement cost.

(i) ***Depreciation.*** For financial reporting, property and equipment are depreciated using the straight-line method; for income tax reporting, depreciation is computed using statutory accelerated methods. Leasehold improvements are amortized on the straight-line method over the estimated useful lives of the improvements. Income taxes in the accompanying financial statements reflect the depreciation method used for financial reporting and, accordingly, include a provision for the deferred income tax effect of depreciation which will be recognized in different periods for income tax reporting.

(j) ***Earnings Per Share.*** Earnings per share of common stock are calculated on the basis of the weighted average number of shares outstanding during the period.

(k) ***Income Taxes.*** Deferred income taxes are reported for temporary differences between items of income or expense reported in the financial statements and those reported for income tax purposes. Deferred taxes also reflect the impact of the unrealized security losses which are reflected on the balance sheet only, pursuant to FAS 115 guidelines. The differences relate principally to the provision for loan losses, depreciation, and unrealized security losses.

The table below reflects the components of the Net Deferred Tax Asset account as of December 31, 2003:

Deferred tax assets resulting from loan loss reserves	$ 538,663
Deferred tax asset resulting from deferred compensation	166,247
Deferred tax liability resulting from unrealized security gains	(279,118)
Deferred tax liabilities resulting from depreciation	(166,648)
Deferred tax asset resulting from insurance investment	38,850
Deferred tax asset resulting from stock option compensation	4,835
Net Deferred Tax Asset	$ 302,829

(l) ***Stock Option Disclosure.*** The Company has two stock-based compensation plans (one for the employees and the other for the Directors of the Company), which are described more fully in Note 16. Prior to 2003, the Company accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based employee compensation cost is reflected in 2001 and 2002 net income, as all options granted under those plans had an exercise price greater than the market value of the underlying common stock on the date of grant. Effective January 1, 2003, the Company adopted the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, prospectively to all employee awards granted, modified, or settled after January 1, 2003. Awards under the Company's plans vest over a period of five years and expire ten years from the grant date. Therefore, the cost related to stock-based employee compensation included in the determination of net income for 2003 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of Statement 123. The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period.

	Year Ended December 31,		
	2003	**2002**	**2001**
Net income, as reported	**$ 3,595,527**	$ 3,398,040	$ 2,735,768
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	**$ 9,304**	$ -	$ -
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(33,183)**	(61,038)	(23,880)
Pro forma net income	**$ 3,571,648**	$ 3,337,002	$ 2,711,888
Earnings per share			
Basic - as reported	**$ 1.21**	$ 1.15	$ 0.92
Basic - pro forma	**$ 1.21**	$ 1.12	$ 0.91
Diluted - as reported	**$ 1.19**	$ 1.13	$ 0.91
Diluted - pro forma	**$ 1.19**	$ 1.11	$ 0.90

Diluted shares are calculated using the Treasury Stock Method, which assumes that the proceeds from exercised options would be used to repurchase outstanding stock, under APB Opinion No. 15, *Earnings per Share.* The following data was used to compute diluted earnings per share:

	2003	2002	2001
Market Price on 12/31	$14.75	$12.60	$10.00
Weighted Average Option Price	$10.30	$9.26	$9.12
Total Options	160,977	166,217	166,267
Diluted Shares	48,566	44,061	14,677
Average Shares Outstanding	2,962,993.670	2,968,723.180	2,982,679.694
Average Diluted Shares	3,013,735.670	3,011,495.000	2,997,357.000

Dilutive Shares = [(Market Price - Option Price) / Market Price] x Total Stock Options.

2 Investment Securities

The carrying amount and approximate market values of investment securities are summarized in the following table.

	Book Value	Unrealized Gains	Unrealized Losses	Market Value
Available-for-Sale				
December 31, 2003				
U. S. Government agencies	$ 498,125	$ 9,175	$ -	$ 507,300
Mortgage backed securities	14,533,929	134,223	71,060	14,597,092
State and political subdivisions	13,051,756	761,489	12,893	13,800,352
Other securities	259,506	-	-	259,506
	$ 28,343,316	$ 904,887	$ 83,953	$ 29,164,250
December 31, 2002				
Mortgage backed securities	$ 10,849,727	$ 363,783	$ -	$ 11,213,510
State and political subdivisions	14,858,319	699,318	-	15,557,637
Other securities	195,490	-	-	195,490
	$ 25,903,536	$ 1,063,101	$ -	$ 26,966,637
Held-to-Maturity				
December 31, 2003				
U. S. Government agencies	$ 2,492,812	$ 36,135	$ -	$ 2,528,947
December 31, 2002				
State and political subdivisions	$ 511,809	$ 17,497	$ -	$ 529,306

The maturities of investment securities at December 31, 2003 were as follows:

	Book Value	Market Value
Available-for-Sale		
Due in one year or less	$ -	$ -
Due from one to five years	16,837,547	16,978,253
Due from five to ten years	10,178,138	10,849,191
After ten years	1,068,125	1,077,300
Other securities	259,506	259,506
Held-to-Maturity		
Due from five to ten years	500,000	508,905
After 10 years	1,992,812	2,020,042

Securities having a market value of $6,853,172 and $8,994,013 at December 31, 2003 and 2002, respectively, were pledged to secure public deposits and for other purposes.

In the event of the sale of securities, the cost basis of the security, adjusted for the amortization of premium or discounts, will be used when calculating gains or losses. In 2003, the only bonds sold were mortgage backed obligations that had experienced significant pay downs due to the availability of lower market rate financing available. Other securities consist of required investments in Federal Reserve Bank stock, a regional bankers' bank stock, a title insurance company, and a brokerage company. All of these investments are booked at cost.

3 Loans

A summary of loans, by type and net of participation-out activity, is as follows:

	2003	2002
Commercial	$ 24,540,786	$ 21,872,278
Consumer	30,648,597	29,903,542
Real estate	159,514,363	146,479,845
	$ 214,703,746	$ 198,255,665

Demand deposit overdrafts amounting to $24,288 have been reclassified as short-term loans for reporting purposes.

4 Allowance for Loan Losses

An analysis of the transactions in the allowance for loan losses follows:

	2003	2002	2001
Balance - Beginning of Year	$ 1,982,559	$ 1,774,632	$ 1,667,723
Provision for loan losses	291,612	418,582	197,886
Recoveries on loans	65,852	63,129	161,091
Loans charged off	(355,922)	(273,784)	(252,068)
Balance - End of Year	$ 1,984,101	$ 1,982,559	$ 1,774,632

As of December 31, 2003, the Bank had no restructured loans in the portfolio. There were $29,479 in nonaccrual loans and $12,917,380 in loans identified by management as having various degrees of weakness. As of the same date in 2002, the Bank had no restructured loans, $98,630 in nonaccrual loans, and $10,920,663 in loans with weaknesses.

5 Office Buildings, Equipment, and Leasehold Improvements

Major classifications of these assets are summarized as follows:

	Estimated Useful Lives (Years)	2003	2002
Land		$ 1,230,485	$ 1,014,560
Buildings and improvements	6-40	3,090,411	3,080,651
Furniture and equipment	2-10	2,519,097	2,353,744
Leasehold improvements	5-6	66,854	66,854
Construction in progress		284,216	-
		7,191,063	6,515,809
Less: Accumulated depreciation		(2,659,742)	(2,230,707)
		$ 4,531,321	$ 4,285,102

The cost basis of fully depreciated assets totaled $882,455 at December 31, 2003.

6 Other Real Estate

As of December 31, 2003, the Bank held other real estate in the amount of $106,904. The amount represents cost related to converting collateral on nonperforming loans from the customer to the Bank. All properties are being marketed or being prepared for marketing.

7 Time Deposits

The maturities of time deposits are as follows:

	$100,000 or Greater	Less Than $100,000
Due in six months	$ 7,399,786	$ 26,759,782
Due from six months to one year	7,372,886	25,072,765
Due from one year to three years	8,039,433	32,733,540
Due from three years to five years	10,519,754	34,810,256
Due from five years to ten years	-	20,017
Total	$ 33,331,859	$ 119,396,360

Interest paid on time deposits greater than or equal to $100,000 amounted to $1,233,822 in 2003.

8 Federal Income Taxes

Federal income taxes payable, as of December 31, 2003 and 2002, were as follows:

	2003	2002
Currently payable	$ -	$ 32,516
Deferred	**(302,829)**	(195,611)
	$ (302,829)	$ (163,095)

The components of applicable income taxes are as follows:

	2003	2002
Current	**$ 1,488,554**	$ 1,704,583
Deferred from income and expense items	**(107,218)**	(364,704)
Total	**$ 1,381,336**	$ 1,339,879

Temporary differences in the recognition of income and expenses for tax and financial reporting purposes resulted in the deferred income tax asset. The following table details the effect on deferred taxes by category.

	2003	2002
Accelerated depreciation	$ 714	$ (47,572)
Excess (Deficiency) of provision for loan losses over deduction for Federal income tax purposes	(39,297)	79,236
Deferred compensation	38,373	23,154
Cash value life insurance	20,257	18,593
Stock option compensation	4,835	-
Total Tax Impact of Temporary Differences in Recognition of Income and Expenses	24,882	73,411
Tax impact of balance sheet recognition of unrealized security losses	82,336	(438,115)
Total Change to Deferred Tax for the Year	$ 107,218	$ (364,704)

The reasons for the difference between income tax expense and the amount computed by applying the statutory Federal income tax rates are as follows:

	2003	2002
Statutory rates	34%	34%
Income tax expense at statutory rates	$ 1,680,960	$ 1,610,892
Increase (Decrease) due to		
Tax exempt income	(228,678)	(252,770)
Other	(70,946)	52,779
	$ 1,381,336	$ 1,410,901

Federal income tax returns are subject to examination for all years which are not barred by the statute of limitations.

9 Commitments and Contingent Liabilities

At December 31, 2003 and 2002, commitments under standby letters of credit aggregated $1,283,313 and $1,152,056, respectively. These commitments are an integral part of the banking business and the Bank does not anticipate any losses as a result of these commitments. These commitments are not reflected in the consolidated financial statements. (See Note 13).

During the year ended December 31, 2003, the Bank incurred operating lease expense amounting to $53,276 for banking offices in addition to $7,175 depreciated for leasehold improvements.

As of December 31, 2003, minimum lease payments under non-cancelable real property operating lease commitments for the succeeding year are $26,150.

The Bank has options to renew the leased properties. The additional lease expense resulting from the future exercising of these options is not included in the 2003 totals listed herein.

The Bank has entered into several agreements to service and maintain equipment and software, including the bank's core processing system, proof machines, and mailing equipment. Many of the bank's contracts and agreements are due for renewal during 2004, resulting in the large difference between the amount shown in 2004 and that shown in succeeding years. The costs, based on current rates and contract terms, are as follows:

2004	$234,484
2005	$13,555
2006	$13,555
2007	$10,560
2008	$10,560
2009	$10,560
Total	$293,274

At year end, the Bank had entered into several purchase commitments amounting to $613,737. These commitments relate to the establishment of a new full-service branch banking office in Blackstone, Virginia.

10 Retirement Plan

The Bank provides for a retirement program for all qualified employees through a 401(k) plan. The plan offers a salary reduction election of up to 14% of W-2 compensation less incentive pay. The plan also has a proportional matching feature by the Company. In addition, the plan provides for the Company to make discretionary contributions. Both the percentage of the employer match and the annual discretionary contribution are based on the Bank's performance.

During 2003, Bank payments through matching and discretionary contributions totaled $153,851 while employees' salary reduction amounted to $163,078. The cost of administration for the 401(k) plan paid in 2003 amounted to $3,397.

The Bank has adopted a non-tax qualified retirement plan for certain officers to supplement their retirement benefits. The plan is funded through split dollar insurance instruments that provide retirement as well as a death benefit. The plan was funded by a single payment premium. The premium payment is classified as a cash value of life insurance; therefore, investment risk is present. To ensure the safety of this investment, the insurance carriers holding the prepaid premiums are to be rated no lower than AA by Standard & Poor's. The Bank has contracted with an outside agency to administer and monitor the plan. During 2002, the year of adoption, the Company expensed $71,111 for the program.

11 Incentive Compensation

The Bank offers its employees incentive compensation and/or bonus arrangements based on the Bank's annual financial performance and other criteria such as length of service and officer classification. Incentive compensation totaled $120,448 and $163,974 for the years ended December 31, 2003 and 2002, respectively.

12 Related Parties

Loans

Loans to Directors and Executive Officers of the Bank and loans to companies in which they have a significant interest are made on substantially the same terms as those prevailing at the time for other loan customers. The balances of such loans outstanding were $7,911,391 and $7,637,532 at December 31, 2003 and 2002, respectively. During the year of 2003, new loans to the group totaled $2,534,006, while repayments amounted to $2,260,148. Certain Directors and Executive Officers have home equity loans. The net activity of these open-end credits has been reported herein.

As of December 31, 2003, two directors had aggregate outstanding loans in excess of 5.00% of shareholders' equity: directors R. M. Berryman, with $1,439,858, and W. J. Callis, with $3,725,128.

Deposits

As of December 31, 2003, the Bank held deposits of Directors, Executive Officers, and their related interest amounting to $2,895,687.

13 Off-Balance Sheet Instruments/Credit Concentrations

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. Unless noted otherwise, the Bank does not require collateral or other security to support these financial instruments. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to facilitate the transaction of business between these parties where the exact financial amount of the transaction is unknown but a limit can be projected. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. There is a fee charged for this service.

As shown in Note 9, the Bank had $1,283,313 in outstanding letters of credit as of December 31, 2003. These instruments are based on the financial strength of the customer and the existing relationship between the Bank and the customer. As of December 31, 2003, the Bank also had unused commitments resulting from credit line deeds of trust, home equity lines, construction lines, and an unfunded business loan. The total amount of these commitments amounted to $35,509,335. For related information concerning contract commitments not reflected in the balance sheet refer to Note 9.

Concentrations

The Bank has no concentrations of credit concerning an individual borrower or economic segment. The Bank confines its lending activities to within the state and more specifically its local geographic areas. The concentrations of credit by loan type are set forth in Note 3. Regulatory requirements limit the Bank's aggregate loans to any one borrower to a level of approximately $3,560,000, or 15% of the Bank's equity, exclusive of unrealized gains and losses.

14 Regulatory Matters

Pursuant to regulations of the Federal Reserve Board, the banking operation of the Company is required to maintain certain minimum levels of capital. The Bank maintained the following capital ratios as of December 31:

	2003 Actual Rate	2002 Actual Rate	Well Capitalized Standards
Total Capital to Risk Weighted Assets	**12.92%**	11.46%	10.00%
Tier 1 Capital to Risk Weighted Assets	**11.92%**	10.54%	6.00%
Tier 1 Capital to Total Average Assets	**8.35%**	8.87%	5.00%

The capital ratios continued to exceed minimum standards and were strengthened due to both increased earnings and the stock repurchase program.

15 Capital

The Company continued the stock repurchase program initiated in 1999. Through this program, the Company bought back 25,307 shares of common stock in 2003, resulting in a decrease in common stock of $5,315 and a decrease in additional paid-in capital of $344,451. The Company also sold 28,240 shares of common stock through the employee stock option plan, thereby increasing common stock by $5,930 and increasing additional paid-in capital by $206,696. In addition, the expensing of stock options increased additional paid-in capital by another $14,220. The net effect was a $122,952 decrease in shareholders' equity before dividends, retained earnings, and unrealized security losses.

The Company is authorized to issue 200,000 shares of preferred stock with a par value of $25.00. To date, no preferred stock has been issued by the Company. Currently, management has no plans to utilize this second class of stock.

16 Stock Option Plan

On April 20, 1995, the stockholders retroactively approved two incentive stock option plans with an effective date of March 16, 1995. One plan, consisting of option awards to purchase 120,000 shares of the Company's common stock, was approved for the employees of the Company, while the second plan consisting of option awards to purchase 80,000 shares of the Company's common stock was approved for the "outside" Directors of the Company. All participants must have been employed for two calendar years, and all options were fully vested one year after the grant date.

At the annual stockholders meeting held on April 15, 1999, the stockholders approved a plan that increased the number of shares in the Employee Stock Option Plan by an additional 150,000 shares, for a total of 270,000 shares. All of the options expire ten years from the date of grant. In addition, the vesting schedule for options granted after April 15, 1999 was changed to five years, 20% in each year, beginning one year after the grant date. Prior to January 1, 2003, the Company accounted for both plans in accordance with Accounting Principles Board (APB) Opinion 25, *"Accounting for Stock Issued to Employees,"* and related interpretations. Because options are issued at a price above the current market price of the stock at the time of issue, no impact on earnings has been recognized in years prior to 2003.

Beginning January 1, 2003, the Company adopted the fair value based method of accounting for stock options using the prospective method of transition pursuant to FAS 148 - *Accounting for Stock-Based Compensation.* The following table shows the effect on net income and earnings per share if the fair value based method of accounting had been applied to all outstanding and unvested awards as of December 31, 2003.

	Year Ended December 31, **2003**	2002	2001
Net Income, as reported	**$ 3,595,527**	$ 3,398,040	$ 2,735,768
Add: Stock-based employee Compensation expense included in reported net income, *net of related tax effects*	**$ 9,304**	$ -	$ -
Deduct: Total stock-based employee Compensation determined under fair value based method for all awards, *net of related tax effects*	**$ (33,183)**	$ (61,038)	$ (23,880)
Pro Forma Net Income	**$ 3,571,648**	$ 3,337,002	$ 2,711,888
Earnings per Share			
Basic - as reported	**$1.21**	$1.15	$0.92
Basic - pro forma	**$1.21**	$1.12	$0.91
Diluted - as reported	**$1.19**	$1.13	$0.91
Diluted - pro forma	**$1.19**	$1.11	$0.90

The fair value of each option grant is estimated as of the date the option is granted using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2003	2002
Dividend Yield	**3.00%**	3.13%
Expected Stock Volatility	**20.38%**	41.88%
Expected Life of the Stock Option	**10 Years**	10 Years
Risk-Free Interest Rate	**4.01%**	4.76%

Table 1 below details the status of the shares in the employee plan as of December 31, 2003 and 2002. Table 2 details the status of the shares in the director plan as of December 31, 2003 and 2002:

TABLE 1
Employee Stock Option Plan

	2003		2002	
	Shares	**Weighted-Average Exercise Price**	Shares	Weighted-Average Exercise Price
Shares Outstanding at January 1	**108,217**	**$9.84**	115,267	$9.61
Add: Options Granted During the Year	**25,000**	**$14.24**	10,000	$12.93
Less: Options Exercised During the Year	**19,240**	**$7.60**	6,250	$7.85
Less: Options Forfeited During the Year	**2,000**	**$12.25**	10,800	$11.46
Shares Outstanding at December 31	**111,977**	**$11.16**	108,217	$9.84
Exercisable at Year End	**53,757**	**$9.19**	60,657	$8.60

	Exercise Price	**Fair Value**	Exercise Price	Fair Value
Weighted Avg. of Options Granted During the Year	**$14.24**	**$2.82**	$12.93	$4.79

TABLE 2
Directors Stock Option Plan

	2003		2002	
	Shares	**Weighted-Average Exercise Price**	Shares	Weighted-Average Exercise Price
Shares Outstanding at January 1	**58,000**	**$8.18**	51,000	$8.00
Add: Options Granted During the Year	-----	-----	12,000	$12.50
Less: Options Exercised During the Year	**9,000**	**$7.38**	5,000	7.38
Less: Options Forfeited During the Year	-----	-----	-----	-----
Shares Outstanding at December 31	**49,000**	**$8.33**	58,000	$8.18
Exercisable at Year End	**49,000**	**$8.33**	46,000	$8.00

	Exercise Price	**Fair Value**	Exercise Price	Fair Value
Weighted Avg. of Options Granted During the Year	-----	-----	$12.50	$7.40

17 Disclosures about Fair Value of Financial Instruments

The intent of FAS 107 is to depict the market's assessment of the present value of net future cash flows discounted to reflect current interest rates.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Short-Term Investments

For those short-term investments, the carrying amount is a reasonable estimate of fair value. For reporting purposes, the Bank has included Cash and Due from Banks as well as Federal Funds Sold in this category.

Investment Securities

For marketable equity securities classified as available-for-sale and held-to-maturity, fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans Receivable

The fair value of the basic loan groups is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. For open-end revolving loans, the carrying amount is a reasonable estimate of fair value.

Deposit Liabilities

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Commitments to Extend Credit and Letters of Credit

The fair value of commitments and letters of credit is the amount of the unfunded commitment, as a market rate will be set at the time of the funding of the commitment. The estimated fair values of the Bank's financial instruments are detailed in the following chart.

	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash and due from banks	**$12,897,917**	**$12,897,917**	$13,340,576	$13,340,576
Federal funds sold	**15,466,000**	**15,466,000**	17,255,000	17,255,000
Investments				
Available-for-sale	**28,083,809**	**28,904,748**	26,966,637	26,966,637
Held-to-maturity	**2,492,813**	**2,528,948**	511,809	529,306
Loans				
Commercial loans	**24,566,093**	**23,272,438**	21,872,278	20,988,557
Consumer loans	**30,635,698**	**29,941,086**	29,903,542	29,906,419
Real estate loans	**159,501,955**	**153,436,669**	147,321,191	127,340,941
Participation loans - out	**1,519,159**	**1,519,159**	841,346	841,346
Cash value life insurance	**3,806,253**	**3,806,253**	3,632,755	3,632,755
Financial Liabilities				
Deposits				
Demand (noninterest-bearing)	**$30,401,821**	**$30,401,821**	$26,372,882	$26,372,882
Demand (interest-bearing)	**44,805,264**	**44,805,264**	40,652,207	40,652,207
Savings	**15,550,755**	**15,550,755**	13,347,995	13,347,995
Certificates of deposit	**152,728,219**	**152,954,384**	156,171,356	156,963,338
Unrecognized Financial Instruments				
Unused loan commitments	**$35,509,335**	**$35,509,335**	$37,149,451	$37,149,451
Unissued letters of credit	**1,283,313**	**1,283,313**	1,152,056	1,152,056

18 Quantitative and Qualitative Disclosures About Market Risk

As with the banking industry in general, market risk is inherent in the Company's operation. A majority of the business is built around financial products, which are sensitive to changes in market rates. Such products, categorized as loans, investments, and deposits are utilized to transfer financial resources. These products have varying maturities, however, and this provides an opportunity to match assets and liabilities so as to offset a portion of the market risk.

Management follows an operating strategy that limits the interest rate risk by offering only shorter-term products that typically have a term of no more than five years. By effectively matching the maturities of inflows and outflows, management feels it can effectively limit the amount of exposure that is inherent in its financial portfolio.

As a separate issue, there is also the inherent risk of loss related to loans and investments. The impact of loss through default has been considered by management through the utilization of an aggressive loan loss reserve policy and a conservative investment policy that limits investments to higher quality issues; therefore, only the risk of interest rate variations is considered in the following analysis.

The Company does not currently utilize derivatives as part of its investment strategy.

The tables in the following section present principal amounts of cash flow as it relates to the major financial components of the Company's balance sheet. The cash flow totals represent the amount that will be generated over the life of the product at its stated interest rate. The present value discount is then applied to the cash flow stream at the current market rate for the instrument to determine the current value of the individual category. Through this two-tiered analysis, management has attempted to measure the impact not only of a rate change, but also the value at risk in each financial product category. Only financial instruments that do not have price adjustment capabilities are herein presented.

In Table One, the cash flows are spread over the life of the financial products in annual increments as of December 31 each year with the final column detailing the present value discounting of the cash flows at current market rates.

For purposes of this footnote disclosure, the other investments which consist of illiquid stocks and investments are not included.

Table 1

Benchmark Bankshares, Inc.
Fair Value of Financial Assets
December 31, 2003

Categories	2004	2005	2006	2007	2008	Thereafter	Current Value
Loans							
Commercial	$ 24,540,786	--	--	--	--	--	$ 23,272,438
Consumer	13,462,002	9,140,387	7,105,045	3,073,650	1,427,428	539,246	29,941,086
Mortgage	33,685,445	22,949,838	26,935,000	30,850,579	46,983,081	27,054,690	153,436,669
Investments							
U.S. Government Agencies	$ 174,900	$ 174,900	$ 174,900	$ 174,900	$ 174,900	$ 1,299,500	$ 3,036,248
Mortgage Backed Securities	4,733,312	2,991,576	2,028,430	1,454,383	1,418,554	2,457,054	14,597,094
Municipals							
Nontaxable	582,464	590,855	1,230,855	1,291,926	2,319,560	10,379,530	13,800,355
Taxable	--	--	--	--	--	--	--
Certificates of Deposits							
< 182 days	$ 1,724,063	--	--	--	--	--	$ 1,720,298
182 - 364 days	8,200,154	--	--	--	--	--	8,149,158
1 year - 2 years	38,130,534	1,770,492	--	--	--	--	39,326,019
2 years - 3 years	9,890,590	6,089,111	3,121	--	--	--	15,552,263
3 years - 4 years	3,248,737	3,774,311	3,711,643	39,109	--	--	10,244,006
4 years - 5 years	811,681	669,907	689,126	906,418	--	--	2,872,957
5 years and over	6,257,244	18,564,147	10,184,363	20,522,055	29,240,030	31,207	75,089,683

Table 2

Benchmark Bankshares, Inc.
Variable Interest Rate Disclosure
December 31, 2003

Categories	Valuation of Securities Given an Interest Rate Decrease of (x) Basis Points (200 BPS)	(100 BPS)	No Change In Interest Rate	Valuation of Securities Given an Interest Rate Increase of (x) Basis Points 100 BPS	200 BPS
Loans					
Commercial	$ 23,722,364	$ 23,495,247	$ 23,272,438	$ 23,053,815	$ 22,775,671
Consumer	31,142,395	30,531,081	29,941,086	29,371,389	28,821,029
Mortgage	163,922,970	158,546,969	153,436,669	148,575,714	143,948,921
Investments					
U.S. Government Agencies	3,164,325	3,137,599	3,036,248	2,999,906	2,755,418
Mortgage Backed Securities	15,422,525	15,009,810	14,597,094	14,184,378	13,771,664
Municipals					
Nontaxable	15,277,864	14,532,350	13,800,355	13,009,613	12,185,313
Taxable	-----	-----	-----	-----	-----
Certificates of Deposit					
< 182 days	1,730,366	1,725,321	1,720,298	1,715,297	1,710,319
182 - 364 days	8,251,663	8,200,154	8,149,158	8,098,668	8,048,678
1 year - 2 years	40,152,630	39,735,034	39,326,019	38,925,324	38,532,698
2 years - 3 years	15,982,824	15,764,826	15,552,263	15,344,944	15,142,684
3 years - 4 years	10,664,283	10,450,663	10,244,006	10,044,009	9,850,387
4 years - 5 years	3,019,189	2,944,612	2,872,957	2,804,075	2,737,828
5 years and over	80,430,218	77,694,251	75,089,683	72,608,722	70,244,115

Only financial instruments that do not have daily price adjustment capabilities are herein presented.

19 Parent Company

Financial statements for Benchmark Bankshares, Inc. (not consolidated) are herein presented. Since the parent company has not entered into any substantial transactions, only the parent company's statements are presented.

(Parent Company Only)
Balance Sheets
December 31, 2003, 2002, and 2001

Assets

	2003	2002	2001
Cash	**$ 4,840,661**	$ 3,720,694	$ 3,867,818
Investment in subsidiary	**24,395,556**	23,418,838	20,143,862
Receivable - reimbursement	**-**	-	81
Total Assets	**$ 29,236,217**	$ 27,139,532	$ 24,011,761

Liabilities and Stockholders' Equity

	2003	2002	2001
Liabilities			
Dividends payable	**$ 623,317**	$ 593,088	$ 534,600
Stockholders' Equity			
Common stock, par value $.21 per share, authorized 4,000,000 shares; issued and outstanding 12-31-03 2,962,993.670, issued and outstanding 12-31-02 2,967,443.301, issued and outstanding 12-31-01 2,970,003.06	**623,779**	623,701	623,701
Capital surplus	**3,881,671**	4,005,238	4,056,859
Retained earnings	**24,107,450**	21,917,505	18,796,601
Total Stockholders' Equity	**28,612,900**	26,546,444	23,477,161
Total Liabilities and Stockholders' Equity	**$ 29,236,217**	$ 27,139,532	$ 24,011,761

Statements of Income

Years Ended December 31, 2003, 2002, and 2001

	2003	2002	2001
Income			
Dividends from subsidiary	**$ 2,500,000**	$ 1,000,000	$ 1,000,000
Total Income	**2,500,000**	1,000,000	1,000,000
Expenses			
Professional fees	**14,621**	12,550	12,872
Supplies, printing, and postage	**9,923**	13,347	10,515
Taxes - miscellaneous	**2,795**	-	850
Total Expenses	**27,339**	25,897	24,237
Income Before Equity in Undistributed Income of Subsidiary	**2,472,661**	974,103	975,763
Equity in Income of Subsidiary (includes tax benefit of parent company operating loss)	**1,122,866**	2,423,937	1,760,005
Net Income	**$ 3,595,527**	$ 3,398,040	$ 2,735,768

Benchmark Bankshares, Inc.

(Parent Company Only)

Statements of Changes in Stockholders' Equity

Years Ended December 31, 2003, 2002, and 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Unrealized Securities Gain (Loss) *	Total
Balance January 1, 2001	$ 631,307	$ 4,404,047	$ 17,281,168	$ (131,331)	$ 22,185,191
Net Income					
Parent			975,763		975,763
Equity in income of subsidiary			1,760,005		1,760,005
Sale of Stock	630	21,510			22,140
Redemption of Stock	(4)	(161)			(165)
Stock repurchase	(8,232)	(368,537)			(376,769)
Semi-Annual Cash Dividend Declared					
June 21, 2001, $.18 per share			(536,528)		(536,528)
December 20, 2001, $.18 per share			(534,600)		(534,600)
Adjustments			(396)		(396)
Unrealized Security Gains (Losses)				(17,480)	(17,480)
Balance December 31, 2001	623,701	4,056,859	18,945,412	(148,811)	23,477,161
Net Income					
Parent			974,103		974,103
Equity in income of subsidiary			2,423,937		2,423,937
Sale of Stock	2,405	87,045			89,450
Redemption of Stock	(2)	(106)			(108)
Stock repurchase	(2,940)	(138,560)			(141,500)
Semi-Annual Cash Dividend Declared					
June 20, 2002, $.18 per share			(532,988)		(532,988)
December 19, 2002, $.20 per share			(593,088)		(593,088)
Adjustments			(1,518)		(1,518)
Unrealized Security Gains (Losses)				850,458	850,458
Balance December 31, 2002	623,164	4,005,238	21,215,858	701,647	26,545,907
Net Income					
Parent			2,472,661		2,472,661
Equity in income of subsidiary			1,122,866		1,122,866
Sale of Stock	5,930	206,696			212,626
Redemption of Stock	-	(32)			(32)
Stock repurchase	(5,315)	(344,451)			(349,766)
Stock option compensation		14,220			14,220
Semi-Annual Cash Dividend Declared					
June 19, 2003, $.21 per share			(622,436)		(622,436)
December 18, 2003, $.21 per share			(623,317)		(623,317)
Adjustments			2		2
Unrealized Security Gains (Losses)				(159,831)	(159,831)
Balance December 31, 2003	**$ 623,779**	**$ 3,881,671**	**$ 23,565,634**	**$ 541,816**	**$ 28,612,900**

Benchmark Bankshares, Inc.

(Parent Company Only)

Statements of Cash Flows

Years Ended December 31, 2003, 2002, and 2001

	2003	2002	2001
Cash Flows from Operating Activities			
Net income	**$ 3,595,527**	$ 3,398,040	$ 2,735,768
Decrease in payables		(81)	-
Net Cash Provided by Operating Activities	**3,595,527**	3,397,959	2,735,768
Cash Flows from Investing Activities			
(Un)distributed earnings of subsidiary	**(1,122,866)**	(2,423,937)	(1,760,005)
Capital adjustment	**2**	(1,400)	(1)
Net Cash (Used) by Investing Activities	**(1,122,864)**	(2,425,337)	(1,760,006)
Cash Flows from Financing Activities			
Sale of stock	**212,626**	89,450	22,140
Redemption of stock	**(32)**	(108)	(165)
Stock repurchase	**(349,766)**	(141,500)	(376,769)
Dividends paid	**(1,215,524)**	(1,067,588)	(1,078,044)
Net Cash (Used) by Financing Activities	**(1,352,696)**	(1,119,746)	(1,432,838)
Net Increase (Decrease) in Cash	**1,119,967**	(147,124)	(457,076)
Cash - Beginning of Year	**3,720,694**	3,867,818	4,324,894
Cash - End of Year	**$ 4,840,661**	$ 3,720,694	$ 3,867,818

BENCHMARK BANKSHARES, INC.
Management's Discussion and Analysis of Financial Condition and Results of Operations

This section of the report should be read in conjunction with the statistical information, financial statements and related notes, and the selected financial data appearing elsewhere in the report. Since the Bank is the only subsidiary of the Company, all operating data will be referred to in this discussion as that of the Bank.

Forward-Looking Statements

This report contains forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in such forward-looking statements. The Company makes no obligation to update any forward-looking statements contained herein. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements may include, but are not limited to, significant increases in competitive pressure, changes in the interest rate environment, changes in general economic conditions, and legislative or regulatory changes. Although these statements are based upon reasonable assumptions, there is no assurance as to their accuracy. Prospective investors are cautioned not to place undue reliance on these forward-looking statements.

Overview

The Company continued to grow through its subsidiary, Benchmark Community Bank, as the Bank experienced steady growth in both loans and deposits over the past twelve months. Despite an increase of over $16.6 million in deposits during this time, the Bank's overall cost of deposits continued to decline as interest rates remained at record-low levels. As a result, interest expense incurred during 2003 amounted to $6.3 million, representing a $932,000 decline from interest paid in 2002.

Loan growth of $16.4 million essentially mirrored deposit growth during 2003. While low interest rates have reduced the bank's cost of funds, they have also continued to negatively impact earnings, as evidenced by the $238,718 decline in interest income during 2003. Overall, the effect was a $693,832 increase in net interest income. This increase, combined with a $57,356 increase in noninterest income, served to offset a $639,214 increase in noninterest expense. The end result was a 5.81% increase in net income to a record level of $3.59 million in 2003, marking the second straight year that the bank has recorded earnings in excess of $3.0 million.

Management continues to focus on growth by researching ways to improve existing services, by implementing new services, and by looking for additional expansion opportunities throughout Southside Virginia. With this in mind, the Bank has made plans to expand its current lending efforts in South Boston/Halifax County while also constructing a new branch location in Blackstone, Virginia.

A Comparison of 2003 Versus 2002

Results of Operations and Financial Conditions

Net income of $3,595,527 in 2003 was an increase of $197,487 or 5.81% from net income of $3,398,040 in 2002. Earnings per share of $1.21 in 2003 increased by $0.06, or 5.22%, from earnings per share of $1.15 in 2002. Total interest income declined by $238,718 as lower interest rates resulted in decreased earnings from the investment portfolio. Despite an 8.03%, or $16,448,081 increase in loans, interest and fees earned on loans increased by only $24,272. On the other hand, even with a $16,656,055, or 7.04%, increase in deposits, interest expense declined by $932,550 as a result of sustained low interest rates during the year.

In 2003, the Bank achieved a return on average assets of 1.30% as compared to 1.39% in 2002. Return on equity of 13.02% for the year ended 2003 reflected a decrease from the 2002 level of 13.57%. Total assets increased by $18,828,217 during 2003, while increased salaries and other expenses held net income to a level only slightly higher than that achieved in 2002. This increased asset base, combined with similar earnings, resulted in the decline in return on assets. On the equity side, the $2,066,993 increase in total equity, which resulted from increased earnings over the past two years, combined with the slight increase in earnings contributed to the lower return on equity.

Net Interest Income

Net interest income of $10,539,983 in 2003 reflected an increase of $693,832, or 7.05%, over net interest income of $9,846,151 in 2002.

Total interest income of $16,807,833 in 2003 was down $238,718, or 1.40%, from total interest income of $17,046,551 in 2002, while total interest expense of $6,267,850 in 2003 decreased by $932,550, or 12.95%, from total interest expense of $7,200,400 incurred during 2002.

The increase in net interest income resulted from a continued decline in interest rates, which, despite the negative impact on interest received from loans, served to reduce the Bank's cost of funds. The bank's cost of funds was also helped by an increase of $4,028,939, or 24.18% of the bank's total deposit growth, in noninterest-bearing checking accounts during the year.

Although interest rates declined in 2003, the Bank experienced only a minimal decline in interest margin. The cost of deposits dropped 121 basis points while earnings on loans and investments decreased by 122 basis points, resulting in an interest rate spread of 3.76% in 2003 versus an interest rate spread of 3.77% in 2002.

Loans

The Bank utilizes the following types of loans in servicing the trade area:

Commercial	$ 24,566,093	11.44%
Installment	30,635,698	14.27%
Real Estate - Construction	1,686,791	0.79%
Real Estate - Mortgage	157,815,164	73.50%

These types of loans have traditionally provided the Bank with a steady source of quality interest-earning assets. The maturities of these loans range from commercial loans and real estate construction loans maturing in less than one year to personal installment loans and real estate credits that may exceed five years. With the exception of home equity loans, which are short-term in nature, mortgage loans, which represent 73.50% of the portfolio, are typically fifteen to twenty year payback loans with three to five year balloon options. By setting maturities of loans for a short-term, the Bank can effectively manage its asset/liability mix, as most deposit accounts mature in one year or less.

Allowance for Loan Losses

The allowance for loan losses on December 31, 2003 amounted to $1,984,101, which was only $1,542 higher than the level of $1,982,559 one year ago. Although the Bank has mitigated a portion of its credit risk by obtaining a high degree of collateral for most loans, management constantly monitors the loan portfolio for credit weaknesses. During 2003, the Bank incurred net charge offs for loan losses of $290,070. As of the year end 2003, the Bank's allowance for loan losses represented 0.92% of gross loans.

In the fourth quarter of 2003, the Bank began working to adopt a new loan loss reserve methodology that better conforms to FAS 5 – *Accounting for Contingencies,* and FAS 114 – *Accounting by Creditors for Impairment of a Loan.* This new methodology is expected to be finalized and in place by the end of the first quarter of 2004. The Bank's current reserve target of at least 1.00% of gross loans, which previously was the regulatory minimum, is more than is needed in reserve, based on identified problem loans. As a result, loans charged off during the fourth quarter were charged to the reserve account, which in turn was not replenished from earnings back to a level of 1.00%. The result was a decrease in both the loan loss reserve and the current year's provision, which was $126,970 lower when compared to the prior year.

Noninterest Income and Noninterest Expense

Total noninterest income, which consists primarily of fees charged for customer services, amounted to $1,452,685 during 2003. This represents an increase of $57,356, or 4.11%, over the 2002 level of $1,395,329. This increase is attributable in part to an increase in the Bank's deposit customer base as a result of continued growth among the Bank's branches and a new branch location in Blackstone.

Total noninterest expense in 2003 of $6,724,193 reflects an increase of $639,214, or 10.50% over the 2002 level of $6,084,979. The increase resulted primarily from an increase in salaries as a result of several factors, including the addition of personnel to support the Bank's growth initiatives and a restructuring of the bank's health insurance plan. Other factors, such as normal increases in operating expenses, also contributed to higher noninterest expense during the year.

Premises and Equipment

The Bank's premises and equipment increased by $683,845 during the year, as shown in the following table.

Office/Area	Land	Building	Leasehold Improvements	Equipment, Furniture, and Fixtures	Construction in Process
Kenbridge	$ 13,800	$ -	$ -	$ 20,464	$ 284,216
Victoria	-	-	-	16,144	-
Farmville #1	-	-	-	24,286	-
South Hill	-	-	-	20,048	-
Farmville #2	-	-	-	16,457	-
Crewe	-	-	-	8,178	-
Lawrenceville	-	-	-	12,287	-
Clarksville	-	-	-	10,530	-
Chase City	-	-	-	6,039	-
Blackstone	202,125	9,760	-	39,511	-
Total	$215,925	$ 9,760	$ -	$ 173,944	$ 284,216

Securities

Pursuant to guidelines established in FAS 115 - *Accounting for Certain Investments in Debt and Equity Securities*, the Bank has elected to classify a majority of its current portfolio as securities available-for-sale. This category refers to investments that are not actively traded but are not anticipated by management to be held-to-maturity. Typically, these types of investments will be utilized by management to meet short-term asset/liability management needs.

For purposes of financial statement reporting, securities classified as available-for-sale are to be reported at fair market value as of the date of the statements; however, unrealized holding gains and losses are to be excluded from earnings and reported as a net amount in a separate component of stockholders' equity until realized. The impact of this unrealized gain on securities positively impacted stockholders' equity in the amount of $541,816, therefore, affecting the book value of the Company's stock. The book value per share of the stock inclusive of the FAS 115 adjustment was $9.63, while the book value per share is $9.45 when reported exclusive of the FAS 115 impact.

Off-Balance-Sheet Instruments/Credit Concentrations

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to facilitate the transaction of business between these parties where the exact financial amount of the transaction is unknown, but a limit can be projected. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. There is a fee charged for this service.

As of December 31, 2003, the Bank had $1,283,313 in outstanding letters of credit. These instruments are based on the financial strength of the customer and the existing relationship between the Bank and the customer.

At current year end, the Bank also had unused commitments resulting from credit line deeds of trust, home equity lines, construction loans, and unfunded business loans. The total amount of these commitments amounted to $35,509,335.

Concentrations

The Bank has no concentrations of credit involving an individual borrower and his related interest. The Bank does have a concentration in loan type in that a majority of the loan portfolio is secured by noncommercial real estate. Due to the subjectivity of the real estate market to the condition of the economy and sensitivity to interest rate fluctuation, there is an inherent risk; however, the Bank has, as a matter of policy, a loan-to-collateral percentage that allows for a level of decline in collateral value without affecting the quality of the loan.

Liquidity

The Bank's funding requirements are supplied by a wide range of traditional banking sources, including various types of demand, money market, savings, certificates of deposit, and Federal funds purchased. Certificates of deposit of $100,000 or more decreased by $3,870,839, or 10.37%, in 2003 to a level of $33,331,859. These deposits currently represent 13.16% of the Bank's total deposit base. The amount of these certificates of deposit maturing during 2004 is $14,772,672, while $18,559,187 matures between one and five years.

A GAP analysis reflects the difference between the maturing and repricing of interest-earning assets and interest-bearing liabilities. A positive gap indicates more assets are maturing than liabilities. Conversely, a negative gap indicates more liabilities mature than assets during a given period. Assets classified as immediately maturing are those assets which can be repriced or converted to cash immediately upon demand. Liabilities classified as immediately maturing are those which can be withdrawn on demand, except that the Bank has assigned an 84% retention rate for core savings and money market accounts and a 76% retention rate to interest checking deposits. The GAP analysis as of December 31, 2003 shows a net positive gap of $14.4 million when immediately maturing interest-bearing liabilities are deducted from immediately maturing interest-earning assets. The cumulative gap remains positive throughout the comparison; however, the 1 – 3 year period and the 3 – 5 year period both show a negative gap of $30.1 and 16.6 million, respectively.

The Bank is satisfied that it can meet the liquidity needs by primarily utilizing three- to five-year balloon notes for real estate financing and a one year maturities for commercial loans. This strategy, while not meeting exact liquidity needs on a dollar for dollar asset/liability mix, does provide a near match without sacrificing a positive interest rate spread.

To compensate for the resultant mismatching of assets and liabilities, the Bank has invested in highly liquid investments. In the unlikely event of a liquidity hardship, these investments are available to be sold to fund assets currently being supported by deposit liabilities.

The GAP model does not consider the impact of core deposit loyalty. Management feels that these core deposits along with the highly marketable securities available will provide sufficient reserves to fund any short-term loss of deposits. As mentioned previously, management has factored in anticipated retention levels for core deposits.

Capital Resources and Adequacy

In the past, the Company has blended internally generated retained earnings with capital stock sales from the issuance of stock options to maintain a strong capital position, providing adequate capital to support future growth.

The Company began a capital buyback program during 1999. Through this program, the Company repurchased 25,307 shares of stock, amounting to $349,766, during the year of 2003. The Company also began expensing stock options in 2003 which resulted in a $14,220 increase in capital during 2003. In addition, strong earnings through the operation of the Bank generated an additional $2,349,774 in capital, after paying dividends of $1,275,753, or $0.42 per share, during the year. This activity, plus the sale of $212,626 in common stock through the stock option plan, raised year end capital exclusive of unrealized security losses, net of tax effect, to a level of $28,071,084 representing a 2.71% increase over the 2002 year ending level of $25,844,260.

The primary capital to total assets ratio of 10.08% as of December 31, 2003 is well above current industry standards. Due to the increase in earnings, subsequent earnings retention, and the sale of common stock, the Company's capital position was strengthened and, as a result, the Company remains well capitalized for the banking industry even after initiating a stock buyback program.

Pursuant to regulations of the Federal Reserve Board, the Company is required to maintain certain minimum levels of capital in its bank subsidiary. At December 31, 2003, the Bank maintained the following capital ratios:

	12/31/2003	Well Capitalized Standards
Total Risk-Based Capital Ratio	12.92%	10.00%
Tier I Risk-Based Capital Ratio	11.92%	6.00%
Tier I Leverage Ratio	8.35%	5.00%

These ratios exceed the minimum ratios required by regulatory authorities for the Bank to be considered well capitalized.

Inflationary Factors

The Bank's earnings are greatly impacted by inflation and the actions of the Federal Reserve Board. The year 2003 was a period of falling interest rates as the Federal Reserve attempted to stimulate the economy by again lowering the Federal discount window rate and the targeted Federal funds rate. The interest spread margin for the year was 3.76% versus a 3.77% margin spread for 2002.

Lending and Funding Strategies

The Bank relies on traditional sources of funding such as demand deposits, interest-bearing checking, money market deposit accounts, savings accounts, and certificates of deposit for funding its activities. These funds are subsequently loaned to the local community, with the exception of cash and prudent liquidity needs. Traditionally, the Bank has experienced a strong loan demand as evidenced by the $16.4 million increase in loans during 2003.

A Comparison of 2002 Versus 2001

Results of Operations and Financial Conditions

Net income of $3,398,040 in 2002 was an increase of $662,272 or 24.21% from net income of $2,735,768 in 2001. Earnings per share of $1.15 in 2002 increased $0.23 or 25.00% from earnings per share of $0.92 in 2001.

Growth in loans, with a corresponding but lesser growth in deposits, resulted in an increase in the loan to deposit ratio to 83.81% from 82.20% for the previous year. Gross loans grew $20,402,716 or 11.47% while deposits increased $20,183,329 or 9.33% during the year.

In 2002, the Bank achieved a return on average assets of 1.39% as compared to a 1.23% return on average assets in 2001. Increased loan demand, which provided a higher yielding alternative for incoming funds than short-term investments, combined with a lower cost of funds due to declining interest rates, accounted for the higher rate of return.

Return on equity of 15.45% for the year ended 2002 reflected an increase over the 2001 level of 13.61%. The higher rate of return resulted from an increase in earnings due to the continued decline in interest rates, which lowered the Bank's cost of funds, along with an increase in noninterest income that served to offset a decline in interest income.

Net Interest Income

Net interest income of $9,846,151 in 2002 reflected an increase of $1,200,142 or 13.88% over net interest income of $8,646,009 in 2001.

Total interest income of $17,046,551 in 2002 was down $354,515 or 2.04% from total interest income of $17,401,066 in 2001. Total interest expense of $7,200,400 in 2002 reflected a decrease of $1,554,657 or 17.76% from total interest expense of $8,755,057 in 2001.

The increase in net interest income resulted from a continued decline in interest rates, which, despite the negative impact on interest received from loans, served to reduce the Bank's cost of funds.

Although market rates declined in 2002, the Bank experienced a higher interest margin. The cost of deposits dropped 126 basis points while the decline in interest income rates amounted to 80 basis points, resulting in an interest rate spread of 3.77% in 2002 versus an interest rate spread of 3.31% in 2001.

Loans

The Bank utilizes the following types of loans in servicing the trade area:

Commercial (Time and Demand)	11.03%
Consumer (Installment)	15.08%
Real Estate (Construction)	0.82%
Real Estate (Mortgage)	73.07%

These types of loans have traditionally provided the Bank with a steady source of quality interest-earning assets. The maturities of these loans range from commercial loans and real estate construction loans maturing in less than one year to installment and real estate credits that may exceed five years. With the exception of home equity loans, which are short-term in nature, mortgage loans, which represent 73.07% of the portfolio, are typically fifteen to twenty year payback loans with three to five year balloon options. By setting maturities of loans for a short-term, the Bank can effectively manage its asset/liability mix, as most deposit accounts mature in one year or less.

Allowance for Loan Losses

The 2002 year ending level of the allowance for loan losses amounted to $1,982,559. This amount represented an increase of $207,927 or 11.72% over the 2001 level of $1,774,632. Loans collateralized by real estate represented a majority of the loans. By obtaining a high degree of collateral, the Bank has avoided a portion of credit risk; however, the Bank constantly monitors its loan portfolio for credit weaknesses. As of the year end 2002, the Bank's allowance for loan losses represented 1.00% of gross loans.

The Bank incurred net charge offs for loan losses for the year of $210,655. As a result of the increased level of net charge offs, the current year provision was $220,696 higher when compared to the prior year. The year 2002 level represented a 111.53% increase over the amount expended in 2001.

Noninterest Income and Noninterest Expense

Total noninterest income, i.e., fees charged for customer services, for 2002 was $1,395,329. This represents an increase of $351,941 or 33.73% over the 2001 level of $1,043,388. Gains were experienced in service charges on deposit accounts and other operating income as the Bank increased its customer base due to the continued growth of the Bank's branches.

Total noninterest expense in 2002 of $6,084,979 reflects an increase of $485,142 or 8.66% over the 2001 level of $5,599,837. The increase resulted from normal increases in operating expenses, salaries, and employee benefits.

Premises and Equipment

The Bank's premises and equipment increased $447,021 during the year.

Increase in Capitalized Premises and Equipment

Office/Area	Land	Building	Leasehold Improvements	Equipment, Furniture, and Fixtures
Kenbridge	$ 51,500	$ -	$ -	$ 57,333
Victoria	-	-	-	45,507
Farmville #1	-	-	-	43,102
South Hill	-	-	-	55,834
Farmville #2	-	-	-	50,237
Crewe	-	-	-	18,934
Lawrenceville	-	28,921	-	26,287
Clarksville	-	27,162	-	17,776
Chase City	-	-	-	24,429
Total	$ 51,500	$ 56,083	$ -	$ 339,439

Securities

Pursuant to guidelines established in FAS 115, the Bank has elected to classify a majority of its current portfolio as securities available-for-sale. This category refers to investments that are not actively traded but are not anticipated by management to be held-to-maturity. Typically, these types of investments will be utilized by management to meet short-term asset/liability management needs.

For purposes of financial statement reporting, securities classified as available-for-sale are to be reported at fair market value as of the date of the statements; however, unrealized holding gains and losses are to be excluded from earnings and reported as a net amount in a separate component of stockholders' equity until realized. The impact of this unrealized gain on securities positively impacted stockholders' equity in the amount of $701,647, therefore, affecting the book value of the Company's stock. The book value per share of the stock inclusive of the FAS 115 adjustment was $8.96, while the book value per share is $8.72 when reported exclusive of the FAS 115 impact.

Off-Balance-Sheet Instruments/Credit Concentrations

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to facilitate the transaction of business between these parties where the exact financial amount of the transaction is unknown, but a limit can be projected. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. There is a fee charged for this service.

As of December 31, 2002, the Bank had $1,152,056 in outstanding letters of credit. These instruments are based on the financial strength of the customer and the existing relationship between the Bank and the customer.

At current year end, the Bank also had unused commitments resulting from credit line deeds of trust, home equity lines, construction loans, and unfunded business loans. The total amount of these commitments amounted to $37,149,451.

Concentrations

The Bank has no concentrations of credit involving an individual borrower and his related interest. The Bank does have a concentration in loan type in that a majority of the loan portfolio is secured by noncommercial real estate. Due to the subjectivity of the real estate market to the condition of the economy and sensitivity to interest rate fluctuation, there is an inherent risk; however, the Bank has, as a matter of policy, a loan-to-collateral percentage that allows for a level of decline in collateral value without affecting the quality of the loan.

Liquidity

The Bank's funding requirements are supplied by a wide range of traditional banking sources, including various types of demand, money market, savings, certificates of deposit, and Federal funds purchased. Large certificates of deposit of $100,000 or more increased by $6,228,093 or 20.03% in 2002. These deposits currently represent 15.78% of the total deposit base. The Bank feels that the large certificates are more of a function of customer service than a competitive bid situation. The amount of these certificates of deposit maturing during 2003 is $9,936,497, while $15,810,498 matures between one and five years.

A GAP analysis reflects the difference between maturing and repricing of interest-earning assets and interest-bearing liabilities. A positive gap indicates more assets are maturing than liabilities. Conversely, a negative gap indicates more liabilities mature than assets during a given period. Assets classified as immediately maturing are those assets which can be repriced or converted to cash immediately upon demand. Liabilities classified as immediately maturing are those which can be withdrawn on demand except that the Bank has assigned a 90% retention rate on core savings, money market, and checking deposits. The GAP analysis as of December 31, 2002 shows a net positive gap of $11.9 million when immediately maturing interest-bearing liabilities are deducted from immediately maturing interest-earning assets. The cumulative gap changes to a negative gap of $15.3 million when comparing assets and liabilities maturing up to one year; however, the cumulative gap shifts to a positive position of $32.5 million for the "over five years" period. The deficit gap results from the customer preference for short-term liquidity in the current period of fluctuating rates, which affects not only deposits but also callable investments.

The nature of the large gap deficit is an industry-wide situation that is typical of the banking industry where a bulk of the assets is financed by short-term deposits. To further compound the situation, Bank customers have shown a preference for longer terms on loans versus deposits as financial rates have continued to decline.

The Bank is satisfied that it can meet the liquidity needs by utilizing three to five year balloon notes for real estate financing and a one year maturity for commercial loans. This strategy, while not meeting exact liquidity needs on a dollar for dollar asset/liability mix, does provide a near match without sacrificing a positive interest rate spread.

To compensate for the resultant mismatching of assets and liabilities, the Bank has invested in highly liquid investments. In the unlikely event of a liquidity hardship, these investments are available to be sold to fund assets currently being supported by deposit liabilities.

The GAP model does not consider the impact of core deposit loyalty. Management feels that these core deposits along with the highly marketable securities available will provide sufficient reserves to fund any short-term loss of deposits. As mentioned previously, management has factored in anticipated retention levels for core deposits.

Capital Resources and Adequacy

In the past, the Company has blended internally generated retained earnings with capital stock sales to maintain a strong capital position necessary to support future growth.

The Company began a capital buyback program during 1999. Through this program, the Company has repurchased 14,000 shares of stock amounting to $141,500 during the year of 2002. The Company continued to experience strong earnings through the operation of the Bank. Through earnings, the Company generated an additional $2,270,446 in capital. This activity, plus the sale of $89,450 common stock through the stock option plan, raised year end capital exclusive of unrealized security gains net of tax effect to a level of $25,844,260 or a 9.39% increase over the 2001 year ending level of $23,625,972.

The primary capital to total assets ratio stands at 10.28% as of December 31, 2002. This amount is well above current industry standards. Due to the increase in earnings, subsequent earnings retention, and sale of common stock, the Company's capital position was strengthened and, as a result, the Company remains well capitalized for the banking industry even after initiating a stock buyback program.

Pursuant to regulations of the Federal Reserve Board, the Company is required to maintain certain minimum levels of capital in its bank subsidiary. At December 31, 2002, the Bank maintained the following capital ratios:

Total Risk-Based Capital Ratio	11.46%
Tier I Risk-Based Capital Ratio	10.54%
Tier I Leverage Ratio	8.87%

These ratios exceed the minimum ratios required by regulatory authorities for the Bank to be considered well capitalized.

Inflationary Factors

The Bank's earnings are greatly impacted by inflation and the actions of the Federal Reserve Board. The year 2002 was a period of falling interest rates as the Federal Reserve attempted to stimulate the economy by lowering the Federal discount window rate and the targeted Federal funds rate. The interest spread margin for the year was 3.77% versus a 3.31% margin spread for 2001.

Lending and Funding Strategies

The Bank relies on traditional sources of funding such as demand deposits, interest-bearing checking, money market deposit accounts, savings accounts, and certificates of deposit for funding its activities. These funds are subsequently loaned to the local community, with the exception of cash and prudent liquidity needs. Traditionally, the Bank has experienced a strong loan demand.

At year end 2002, the loan-to-deposit ratio had risen as the rate of loan growth exceeded inflow of deposits.

Creedle
Jones
& Alga

*A Professional Corporation

Certified Public Accountants
Sherwood H. Creedle, CPA
Robin B. Jones, CPA, CFP
David V. Alga, CPA, CVA
C. Stephen High, CPA, CMA

Members
American Institute of Certified Public Accountants
Virginia Society of Certified Public Accountants

Independent Auditor's Report

Board of Directors
Benchmark Bankshares, Inc.
Kenbridge, Virginia

We have audited the accompanying consolidated statements of financial condition of Benchmark Bankshares, Inc. (a Virginia corporation) and Subsidiary, as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Benchmark Bankshares, Inc. and Subsidiary, as of December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years then ended, in conformity with accounting principles generally accepted in the United States of America.

Creedle, Jones, and Alga, P.C.

Creedle, Jones, and Alga, P. C.
Certified Public Accountants

South Hill, Virginia
March 18, 2004

P. O. Box 1113
430 S. Main Street
Emporia, Virginia 23847
434-634-3111 • FAX: 434-634-6895

P. O. Box 487
828 N. Mecklenburg Avenue
South Hill, Virginia 23970
434-447-7111 • FAX: 434-447-5793
www.cja-cpa.com

P. O. Box 147
313 N. Main Street
Lawrenceville, Virginia 23868
434-848-4191 • FAX: 434-848-1009

FORM 10-K

Copies of Benchmark Bankshares, Inc.'s Annual Report to the Securities and Exchange Commission, Form 10-K, may be obtained, without charge, upon written request to:

Mrs. Janice W. Pernell, Treasurer
Benchmark Bankshares, Inc.
P. O. Box 569, Kenbridge, VA 23944

AVAILABILITY OF YEAR-END REPORT-OF-CONDITION INFORMATION

As a member of the Federal Reserve System, we are required to have available to the general public certain information as provided in the year-end Report of Condition of Benchmark Community Bank. Therefore, please be advised that the following excerpts from the last two year-end reports are available upon request to:

Mrs. Janice W. Pernell, Senior Vice President
Benchmark Community Bank
P. O. Box 569, Kenbridge, VA 23944
(434) 676-9054

Schedule RC – Balance Sheet

Schedule RI – Income Statement

Schedule RI-A – Changes in Equity Capital

Schedule RC-N – Past Due and Non-Accrual Loans

Schedule RC-B – Charge-offs, Recoveries, and Changes in Allowance for Loan Losses

Notes


BENCHMARK
COMMUNITY
BANK

ADMINISTRATIVE OFFICES & KENBRIDGE BRANCH
100 S. Broad Street (434) 676-8444


BENCHMARK
COMMUNITY BANK

VICTORIA
1910 Main Street (434) 696-2114



FARMVILLE-Downtown
203 E. Third Street (434) 392-9528



SOUTH HILL
828 N. Mecklenburg Ave. (434) 447-4256



FARMVILLE
1577 S. Main Street (434) 392-9088



CREWE
1500 W. Virginia Ave. (434) 645-8444



LAWRENCEVILLE
220 W. Fifth Avenue (434) 848-6552



CLARKSVILLE
133 College Street (434) 374-9888



CHASE CITY
845 E. Second Street (434) 372-3999


Under Construction

BLACKSTONE
410 Church Street (434) 392-1030